SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549




                                   FORM 6-K



                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For January 9, 2002


                      Distribution and Service D&S, Inc.
                  ------------------------------------------
                (Translation of registrant's name into English)


                 Avenida Presidente Eduardo Frei Montalva 8301
           --------------------------------------------------------
                                   Quilicura
                            ----------------------
                                   Santiago
                          --------------------------
                                     Chile
                             --------------------
                   (Address of principal executive offices)


                          Form 20-F [X]    Form 40-F __



                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes__    No [X]


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                                  [D&S Logo]

                    [Almac Logo] [Ekono Logo] [LIDER Logo]



                       Distribucion y Servicio D&S S.A.

                               (Public Company)
                         Securities Register No. 0593



                          Payment of Dividend No.32

Distribucion y Servicio D&S S.A. (the "Company") hereby informs its shareholders that in the Board Meeting held on December 18, 2001, the Company's Board agreed on the payment of dividend No. 32 in the amount of Ch$5 (five Chilean pesos) per share, to be charged to Income for the fiscal year 2001. The distribution of such dividend will commence on January 15, 2002.

This dividend will be paid in checks at offices located on Huerfanos #770, 22nd floor, Santiago, Chile from Monday through Friday, from 9:00 am to 2:00 pm.

The check corresponding to this dividend will be sent by registered mail or deposited in a shareholder's current or savings account in accordance with any previously specified instructions received from such shareholder.

The Company will determine and inform shareholders as to the amount of credit corresponding to the dividend referred to above.

All shareholders registered in the Shareholders Registry of the Company as of January 9, 2002 are entitled to this dividend.



                                           GENERAL MANAGER



Translated text of advertisement published in "El Mercurio" newspaper of Santiago, Chile, on Friday January 4, 2002.

DISTRIBUCION Y SERVICIO D&S S.A.



                                  SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                       DISTRIBUCION Y SERVICIO D&S S.A.



                                       By: /s/ Miguel Nunez
                                           ------------------------
                                           Chief Financial Officer





Dated: January 9, 2002